BALTIA AIR LINES, INC
                      JFK INTERNATIONAL AIRPORT
                             BUILDING 151
                          JAMAICA, NY 11430

October 24, 2013

Mr. David R. Humphrey
Accounting Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Reference: BALTIA AIR LINES, INC.
           Form 10-K for the year ended December 31, 2012
           SEC Comment Letter dated September 13, 2013
           File No. 001-14519

Dear Mr. Humphrey,

     This letter responds point by point to your letter of September 13, 2013 following our several telephone conversations. Please note that, in the absence of additional comments, we will amend our Form 10-K for year ended December 31, 2012 within 2 weeks of a telephone consultation regarding the following responses to referenced letter.

Item 7.  Management's Discussion and Analysis

     We have referred to your letter dated August 18, 2011, and are amending Baltia's Form 10-K 2012 from which the following will be removed.

           "The following discussion includes certain forward-looking statements within the meaning of the safe harbor protection of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
          Exchange Act of 1934, as amended."

     We confirm that Baltia will refrain from referring to the PLRSA safe harbors in the future filings, press releases and other materials on our internet site until such time as it is appropriate under the applicable rules and regulations. Staff involved have been alerted to prevent such an inappropriate statement.

     We appreciate your care and help. I sincerely apologize for the fact that we repeated the error due to a change in staff. The person involved is no longer with Baltia. The lesson to me is to review more carefully and never assume language has been copied from the corrected prior submission.

Item 9A.  Controls and Procedures

     We have reassessed both the Disclosure Controls Procedures
     (DCP) and Internal Control over Financial Reporting (ICFR) as of December 31, 2012. Our assessment that they are effective rises from the current business development stage of the company and the plans for transiting into a revenue operating stage.

     Currently Baltia is in FAA certification. It is a money burning period of a considerable length of time. There is no revenue. Persons interested in seeing that Baltia commences commercial flight operations are working as a team with a single purpose and goal, i.e. to obtain FAA operating certification.

     Baltia obtained U.S. Department of Transportation Certificate in October 2009 which enabled Baltia to apply for FAA Air Carrier Certificate and Operations Specifications. Having the airplane was a prerequisite to commencing the application. Professionals were required to develop the manuals, acquire preliminary contracts, facilities, material sources, and markets. During this period of time only accredited investors interested in being part of a new U.S. international U.S. flag carrier and their families purchased shares.

     Internal controls were uncomplicated and direct. Subscription agreements were drafted by Baltia's VP Finance, the only person authorized to sell Baltia stock. Baltia's President signs all the subscriptions. Standard Registrar and Transfer Co., Inc., Baltia's independent agent, issues the shares identified in the subscription agreements. Subscription receipts are reconciled with the bank deposits.

     All money spent was to further a single goal, to obtain certification. The professionals working at Baltia, solely to that end, were compensated by check and securities. All equipment, space, furniture, and services expenses were paid by check. The checkbook is kept by the bookkeeper who writes the checks. Baltia's President signs all the checks.

     The bookkeeper physically gives the checkbook as well as summary tables to Baltia's internal auditor, who is also an independent accountant. He prepares the statements which are in turn reviewed by Baltia's independent auditor. Baltia's President reviews the auditor's report which goes to the International Business Law Firm, PC (IBLF) which prepares the SEC periodica reports with the assistance of Baltia's, then, Director of Compliance. Prior to filing, IBLF submits the completed reports to the auditor and to Baltia's President and Chief Financial Officer for final review.

     As both the Chief Financial Officer and Chief Executive Officer, Igro Dmitrowsky parcels out the available money to pay for the professionals who are drafting the manuals, and for all related costs of producing certification products. These costs are both direct (FAA certification) and indirect (administrative & general). Although both categories of costs are for one purpose, reportedly, the direct FAA certification costs represent money that can later be capitalized as an asset in the form of the FAA operating certificate.

     Part of the costs of certification is the cost of the requisite airplane. Baltia has a depreciation expense on its airplane and interest on money borrowed to purchase it. The interest liability recorded on the 10K 2012 report is the accrued interest liability on the airplane loan.

     Baltia's auditor for the year 2012 was a former airline auditor and executive. As of the third quarter 2013, he has taken the position of Baltia's accountant. With the consent of Baltia's Board and the its President's control, Baltia's current accountant is instituting a chart of accounts for the current transition phase during which Baltia will be hiring and training employees prior to moving into a full commercial airline accounting system. The accountant is obtaining a person experienced in allocating expenses from the checkbook to appropriate accounts. The Q3 SEC periodic report will be the first report under the transition system.

     Because Baltia had been working with independent accountants who also had other clients, at times Baltia was striving to Edgarize the reports on the last day. Now that Baltia will be hiring employees to provide the reports to the auditor, the timing concerns should be minimized. As a result, disclosure controls and procedures will be effective in the future to ensure that information required to be disclosed by Baltia in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

Item 13. Certain Relationships and Related Transactions

     Mr. Vick Luis Bolanos, a Baltia shareholder was elected to the Baltia Board of Directors while he was, and remains, President and Chairman of Eastern Construction & Electric, Inc. ("Lender") On December 1, 2010, Lender loaned Baltia 1.150 million dollars US at 9% interest per annum paid quarterly. At December 31, 2012, Baltia had only one note and all reported interest accrued and reported was owed to Lender. Both parties withheld monthly interest charges and payments with the understanding that accrued interest and principal on this loan is to be paid from Baltia operating revenues. Lender has a security interest up to $2.9 million in Baltia's B747 aircraft, N706BL.

     Baltia paid closing costs on the note by issuing non-registered shares and warrants. Of those, Mr. Bolanos was issued non-registered shares having a current value between $200,000 and $225,000 and warrants which have potential value if exercised. No shares or warrants were issued to Lender.

           The principal of $1.150 million remained outstanding during 2012 and accrued interest was $215,625 outstanding as of December 31, 2012. By agreement of Parties, no interest was paid in 2012, and the rate of interest is 9% per annum. An amended agreement will be filed with 10K 2013, or before.




Report of Independent Registered Public Accounting Firm, page F-1

       Since 1996, Baltia has reported periodically to the SEC and each year an auditor's report was included. Prior to 1996, Baltia had no independent auditor. However the accounting books, to the best of my knowledge, had been kept accurately during those early years. Complying with Rule 2-05 of Regulation S-X for years 1989 to 1996 would be impractical.
       We have requested a 1180.2( c) waiver of Reporting Rule 1180.2(b). We are currently awaiting a decision on our request.

       If the waiver is obtained, our accountant will revise his report for 2012, will not audit the accumulated expenses since inception and the Statement of Operation column of expenses from inception will be marked unaudited.

Statements of Operations, page F-3

       As stated above, Baltia was required to have an airplane prior to commencing FAA certification. Baltia's financial circumstances limited its options. The value of the airplane depends upon the need of the purchaser. If not needed, the airplane will sit with zero value in a place like Arizona where hundreds are parked. Baltia found an aircraft within its financial means and paid the price. The value on Baltia's books reflected the money actually spent on the aircraft. Engines do not come with airplanes but are generally acquired separately. Baltia leased the engines, put them on its airplane and flew it to Malaysia where maintenance was done in an FAA certified facility for less than could be done in the U.S. Baltia had planed to completely refurbish the airplane in Malaysia.

        While Baltia's airplane was in Malaysia, Mr. Kalitta, Kalitta Air, LLC, purchased several Northwest B747aitcraft. He offered to sell one to Baltia. The airplane required $3 million in maintenance but the purchase price and maintenance on Kalitta's aircraft was less than the purchase price and required maintenance costs of the airplane in Malaysia. The maintenance shop in Malaysia located a person who wanted the airplane for the cost of maintenance and storage. Baltia had to pay to have the engines returned to the U.S.. In all, Baltia saved money by selling the original airplane, absorbing the costs related to having owned it and having an airplane continuously through FAA certification. All costs related to the original airplane have been expended.

Note 3.  Property and Equipment, page F-9.

       The value of a used airplane depends upon someone needing it.
        Baltia's current B747 would have value to another company starting an airline in the U.S. or abroad. The value attributed to it on the SEC quarterly reports is the money Baltia has paid to purchase and complete the initial maintenance. The value to Baltia reflects both its favorable relationship with the maintenance and training facility at Kalitta Air, LLC, as well as its manual drafting utility during the FAA certification process before the airplane earns any income. Prior to commencing international proving flights, Baltia's B747 is undergoing requisite supplemental maintenance, quoted cost $300,000, to be complete at the end of October 2013. The value of the airplane will be enhanced when it is employed in passenger, mail and cargo carriage between New York and St. Petersburg, Russia.

       As explained earlier, Baltia has been in the certification process for several years. During that time the airplane was parked for 2 years. During those years, the parked airplane was essential as the underlying airplane about which Baltia's manuals were being drafter. Now Baltia needs to operate the airplane for proving flights on the international route awarded by the U.S. Department of Transportation. Certain maintenance is done periodically on an airplane over a period of 2 years. Therefore, the airplane maintenance must be brought current prior to conducting the proving flights.
       Such maintenance is called a "Supplement Package"and has a quoted cost of $300,000.

       Baltia's 474 airplane is currently in Michigan at the Kalitta Air maintenance facility. The supplemental maintenance is being done by Kalitta Air LLC, a foremost maintenance facility for B474 aircraft. The maintenance is scheduled to be completed about the end of this month, October 2013.

Exhibits.

7. Baltia had no engine lease in effect at December 31, 2012, but Baltia retained physical possession of the engines. Both lessor and Baltia understood that, excepting actual flight time charges which were paid as the engines were used, the lease was not being enforced until Baltia commenced revenue operations. We expect to have an amended engine lease agreement to file with 10K 2013, or before.

Company Acknowledgment:

       Baltia Air Lines, Inc. holds a corporate philosophy of, and strives to perform, transparency in its operations and strict compliance with all laws and regulations. Errors made were unintentional and were the result of initial growth.

       Baltia is grateful for the SEC Comments. They aided Baltia's staff in maintaining internal documents. Most Baltia shareholders invest to see Baltia commence commercial operations, understand the lengthy certification process and expect resources to be used to that end. The same goal is generally held by all the contractors with Baltia. The few shareholders to whom Baltia is financially liable, have foregone enforcement and, in fact, have continued to invest in Baltia. As a result, due dates on certain agreements are verbally extended. Contracts are generally held in abeyance until Baltia commences operations. Baltia recently moved into a different FAA certification phase, one of obtaining and training both flight and associated personnel in preparation for the proving flight.

       Baltia acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. Baltia understands that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the
       Commission from taking any action with respect to the filing.
        Baltia blames no one but itself for errors in reporting and has no intention to assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,


Steffanie J. Lewis
General Counsel
Baltia Air Lines, Inc.
1915 Eye Street, NW, Suit 5
Washington, DC 20006-2118
Telephone: 202 296 1111
Facsimile:  202 296 1175
Email: slewis@iblf.com

cc: Dmitrowsky, Baltia